UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Quarterly Dividend Declaration

Effective March 27, 2018, the Board of Directors of Gazit-Globe Ltd. (the “Company” or “Gazit”) approved a quarterly dividend distribution to the holders of the Company’s common shares, par value 1 New Israeli Shekel (“NIS”) per share (“Common Shares”), in an amount of NIS 0.38 per share and an aggregate amount of approximately NIS 73.5 million, pursuant to the Company’s current dividend distribution policy. The dividend will be payable on April 24, 2018, to all shareholders of record of the Company’s ordinary shares as of April 12, 2018.

In March 2018, the Company came to an agreement with the Israeli Tax Authority (the “ITA”) concerning the mechanism for tax withholding at source on the payment of dividends through stock exchanges outside of Israel for shareholders entitled to an Israeli tax rate below 25% in accordance with the tax treaty between their country of residence and Israel (to the extent applicable). Towards that end, the Company has appointed IBI Trustee Management (from He'had Ha'am 9, Tel-Aviv, telephone: +972-50-620-9410). For details concerning required actions and documentation, and in order to receive a tax refund and to learn the required timing for doing so, please contact the trustee at IBI-CM@IBI.co.il. The Company clarifies that it will continue to withhold tax at source at a rate of 25% on dividends paid to shareholders who hold their shares on stock exchanges outside of Israel (i.e., Toronto and New York). To the extent that a shareholder is entitled to a reduced tax rate, in accordance with the conditions set by the ITA, the refund will be paid via the trustee.

For dividends paid to shareholders holding their shares through the Nominee Company of Bank HaPoalim, the usual tax withholding rules will continue to apply in accordance with the Israeli Income Tax Regulations (Withholding From Interest, Dividends and Certain Profits), 5766-2005.

Shareholders whose shares are traded outside of Israel, please visit the Company's website at the link below:

http://gazitglobe.com/media/4030/tax.pdf

Share Repurchase Program

On March 28, 2018, Gazit reported to the Tel Aviv Stock Exchange (the “TASE”) and the Israeli Securities Authority (the “ISA”) that its board of directors has approved a new share repurchase program, pursuant to which the Company may repurchase up to an aggregate of NIS 250 million of its Common Shares on the market over a one year period from April 1, 2018 through March 31, 2019. The Company indicated that the repurchase program would provide the Company’s management with flexibility to repurchase Common Shares in the event that the market price of the Common Shares reflects a significant discount to the Company’s net asset value. The share repurchases will be financed from the Company’s internal resources.

The Company does not anticipate any material tax liability due to gains that may result from the share repurchase program. The Company does not have information regarding any possible tax impact that the share repurchase program may have on its shareholders.

The new share repurchase program will replace the existing program that has been in effect from April 1, 2018 through March 31, 2018 and that has allowed for the repurchase of up to NIS 150 million of the Company’s Common Shares from time-to-time, at the discretion of the Company’s board of directors.

Debenture Repurchase Program

On March 28, 2018, the Company also reported to the TASE and the ISA that it had approved a repurchase program with respect to its outstanding debentures, pursuant to which the Company may repurchase, over the course of the one year period from April 1, 2018 through March 31, 2019, up to NIS 250 million of its outstanding debentures (of any series). The Company’s board of directors decided to implement this program so that, in light of market conditions, the Company may avail itself of opportunities to repurchase its debentures under more favorable terms and thereby reduce the cost of its debt. The debenture repurchases will be financed from the Company’s internal resources.

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The Company does not anticipate any material tax liability due to gains that may result from the debenture repurchase program. The Company does not have information regarding any possible tax impact that the debenture repurchase program may have on its debenture holders.

The new debenture repurchase program will replace the existing program that has been in effect from April, 2017 through March 31, 2018 and that has allowed for the repurchase of up to NIS 250 million of the Company’s outstanding debentures (of any series) from time-to-time on the market, at the discretion of the Company’s board of directors.

Change in Control among Controlling Shareholders

On March 28, 2018, the Company reported to the TASE and the ISA that it has been notified by its controlling shareholder, Norstar Holdings, Inc. (“Norstar”), that Messrs. Chaim Katzman and Dor Segal (a director of the Company), and Ms. Erica Ottoson, have informed Norstar that they have terminated the shareholders agreement, dated January 30, 2013, among them concerning their holdings in Norstar. Furthermore, Mr. Chaim Katzman has purchased all of the holdings of Ms. Erica Ottoson in First US Financial LLC (“FUF”), which holds 18.25% and 18.58% of the equity and voting rights, respectively, of Norstar. Following the completion of those transactions, Messrs. Katzman, Segal and Ottoson have informed the Company that they no longer act in concern in connection with shares of Norstar.

As a result of the foregoing, Mr. Katzman now remains the sole controlling shareholder of Norstar (through his direct holdings in Norstar, as well as in FUF and other companies controlled by him and his family members that have holdings in Norstar) and, indirectly, the Company.

Appointment of New Chairman of the Board

On March 27, 2018, Gazit announced the appointment of its new Chairman of the Board, Mr. Ehud Arnon, who will assume that role in place of Mr. Chaim Katzman, who stepped down in January 2018 in order to serve as Gazit’s Chief Executive Officer and Vice Chairman of the Board. Mr. Arnon’s biographical profile is provided below:

Mr. Ehud Arnon served as Executive Officer of Israel Discount Bank of New York Ltd., from 2011 until 2017. Mr. Arnon served as the Chief Executive Officer and President of Israel Discount Bank of New York Ltd. Mr. Arnon has more than 35 years of financial and banking experience in Israel and abroad. Mr. Arnon holds a Bachelor of Arts in Economics and International Relations and a Master of Business Administration, both from Hebrew University.

Changes in Outstanding Number of Securities

The Company furthermore reported, on March 26, 2018, that as a result of the vesting of 18,919 Restricted Share Units (“RSUs”) granted to officers and employees of the Company (as described below), the number of outstanding Common Shares increased by 18,918, to 193,533,133, while the number of outstanding RSUs decreased by an equivalent amount, to 108,114.

Changes in Holdings of Directors, Officers and Related Parties

On March 26, 2018, Gazit reported to the TASE and ISA the following changes to the holdings of securities of the Company by the officers, directors and related parties of the Company:

●	Increase in the number of Common Shares by 8,159, to 16,188, constituting 0.01% of the Company’s outstanding Common Shares, held by Rami Vaisenberger, the Company’s Vice President and Controller, due to the settlement of RSUs, and a corresponding decrease by 8,159, to 33,323, in the number of RSUs held by Mr. Vaisenberger, reflecting the settlement of those RSUs.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 29, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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